UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 14D-9

Solicitation/Recommendation Statement under Section 14(d)(4)
of the Securities Exchange Act of 1934 (Amendment No. 3)

ZI CORPORATION
(Name of Subject Company)

ZI CORPORATION
(Name of Persons Filing Statement)

Common Shares
(Title of Class of Securities)

988918108
(CUSIP Number of Class of Securities)

Blair Mullin, Chief Financial Officer
Zi Corporation
2100, 840 – 7th Avenue S.W.
Calgary, AB, Canada T2P 3G2
(403) 233-8875

(Name, address and telephone numbers of person authorized to receive notices and communications on behalf of the persons filing statement)

With copies to:

Thomas M. Rose	Don Leitch
Troutman Sanders LLP	Carscallen Leitch LLP
401 9th Street, NW, Suite 1000	1500, 407 – 2nd Street S.W.
Washington, DC 200004	Calgary, AB, Canada T2P 2Y3

☐

Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Introduction

This Amendment No. 3 to Schedule 14D-9 amends and supplements the Solicitation/Recommendation Statement on Schedule 14D-9 (the "Statement") originally filed by Zi Corporation on December 11, 2008, as amended by Amendment No. 1 on December 19, 2008 and by Amendment No. 2 on December 31, 2008. Except as otherwise noted, the information set forth in the original Statement remains unchanged.

Item 3.

Past Contacts, Transactions, Negotiations and Agreements.

Item 3 is hereby amended and supplemented by amending and restating the second paragraph of Item 3 as follows:

"In addition, the information set forth on pages 5 through 11, 15 and 20 ("Compensation of Directors", "Compensation of Executive Officers," "Other Compensation", "Composition of Compensation Committee", "Chairman of the Board", "Indebtedness of Directors and Officers", "Interest of Insiders in Material Transactions and Matters to be Acted Upon") of Zi’s Management Information Circular, dated April 30, 2008, which was sent to Zi shareholders in connection with Zi’s 2008 Annual Meeting of Shareholders, is filed as Exhibit (e)(1) and is incorporated herein by reference except as modified by disclosures contained in Item 3 of this Statement, and the agreements and plans filed as Exhibits (e)(2) through (9) to this Statement are incorporated herein by reference.

Subsequent to the Management Information Circular, the Company made the following changes to compensation paid to the Company’s directors:

  The Company reduced the Chairman’s monthly retainer from $3,000 per month to $1,000 per month and eliminated annual retainers for all directors.

  The Corporate Governance Committee and the Compensation Committee were merged into the "Corporate Governance and Compensation Committee", consisting of Mr. Stefanski (as Chairman) and Mr. Hyde, with annual retainers for such committee members remaining as per the Compensation Committee levels.

  The Board meeting fee for in-person meetings of the Board is $2,500 per participating director (with a five meeting limit per year on compensation paid). The Board meeting fee for telephonic meetings is $1,000 per participating director (however, any telephonic meeting lasting longer than 2 hours may, at the Chairman’s discretion, incur a fee of $1,500 per participating director; and with a sixteen meeting limit per year on compensation paid).

  The Company removed the five meeting limit for compensation paid to directors serving on the Company’s committees.

  Each director receives 75,000 options per year, and 25,000 RSUs or RSAs (as applicable) per year."

 Additionally, Item 3 is hereby amended and supplemented by amending and restating the first sentence of the third paragraph of Item 3 as follows:

"There are (i) no arrangements or agreements made or proposed to be made, nor any understandings between, the Offeror and any of its directors, executive officers or affiliates, on the one hand, and Zi and any of its directors, executive officers or affiliates, on the other hand, including any arrangements, agreements or understandings pursuant to which a payment or other benefit is to be made or given by way of compensation for loss of office or as to Zi’s directors or executive officers remaining in or retiring from office if the Nuance Offer is successful; and (ii) no actual or potential conflicts of interest between the Offeror, its directors, executive officers or affiliates, on the one hand, and Zi, its directors, executive officers or affiliates, on the other hand."

Item 6.

Interest in Securities of the Subject Company.

Item 6 is hereby amended and supplemented by amending and restating the first sentence of Item 6 as follows:

"Except as set forth or incorporated by reference in this Statement, no transactions in the Common Shares have been effected during the past 60 days by Zi or by any of its executive officers, directors, affiliates or subsidiaries."

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

January 8, 2009	/s/ Blair Mullin
Blair Mullin
Chief Financial Officer